UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

Commission File Number 000-51505

PHARMAXIS LTD

(Translation of registrant’s name into English)

Unit 2, 10 Rodborough Road

Frenchs Forest

NSW 2086

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Rule 4.7B

Appendix 4C

Quarterly report

for entities admitted

on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity
Pharmaxis Ltd

ABN	Quarter ended (“current quarter”)
75 082 811 630	30 September 2006

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A’000	Year to date (3months) $A’000
1.1		Receipts from research grants	—	—

1.2	Payments for	(a) staff costs	(1,819)	(1,819)
		(b) advertising and marketing	(151)	(151)
		(c) research and development	(5,927)	(5,927)
		(d) leased assets	(2)	(2)
		(e) other working capital	(48)	(48)
1.3		Dividends received	—	—
1.4		Interest and other items of a similar nature	1,410	1,410
		received
1.5		Interest and other costs of finance paid	—	—
1.6		Income taxes paid	—	—
1.7		Other (receipts from customers)	21	21

		Net operating cash flows	(6,516)	(6,516)

+ See chapter 19 for defined terms.

30/9/2001	Appendix 4C Page 1

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

		Current quarter $A’000	Year to date (3 months) $A’000
1.8	Net operating cash flows (carried forward)	(6,516)	(6,516)

	Cash flows related to investing activities
1.9	Payment for acquisition of:
	(a) businesses (item5)	—	—
	(b) equity investments	—	—
	(c) intellectual property	(31)	(31)
	(d) physical non-current assets	(396)	(396)
	(e) other non-current assets
1.10	Proceeds from disposal of:
	(a) businesses (item 5)	—	—
	(b) equity investments
	(c) intellectual property
	(d) physical non-current assets
	(e) other non-current assets

1.11	Loans to other entities	—	—
1.12	Loans repaid by other entities	—	—
1.13	Other (provide details if material)	—	—

	Net investing cash flows	(427)	(427)

1.14	Total operating and investing cash flows	(6,943)	(6,943)

	Cash flows related to financing activities
1.15	Proceeds from issues of shares, options, etc.	23	23
1.16	Proceeds from sale of forfeited shares
1.17	Proceeds from borrowings
1.18	Repayment of borrowings
1.19	Dividends paid
1.20	Other (provide details if material)

	Net financing cash flows	23	23

	Net increase (decrease) in cash held	(6,920)	(6,920)

1.21	Cash at beginning of quarter/year to date
1.22	Exchange rate adjustments to item 1.20	97,840	97,840

1.23	Cash at end of quarter	90,920	90,920

+ See chapter 19 for defined terms.

Appendix 4C Page 2	30/9/2001

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

Current quarter $A’000

1.24	Aggregate amount of payments to the parties included in item 1.2	34

1.25	Aggregate amount of loans to the parties included in item 1.11	Nil

1.26	Explanation necessary for an understanding of the transactions

Payments represent directors fees for the quarter

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A’000	Amount used $A’000
3.1	Loan facilities	Nil	Nil
3.2	Credit standby arrangements	Nil	Nil

+ See chapter 19 for defined terms.

30/9/2001	Appendix 4C Page 3

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A’000	Previous quarter $A’000
4.1	Cash on hand and at bank	304	342
4.2	Deposits at call	275	349
4.3	Bank overdraft
4.4	Other (bank accepted commercial bills)	90,341	97,149

	Total: cash at end of quarter (item 1.22)	90,920	97,840

Acquisitions and disposals of business entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))

5.1	Name of entity	Nil	Nil

5.2	Place of incorporation or registration

5.3	Consideration for acquisition or disposal

5.4	Total net assets

5.5	Nature of business

Compliance statement

1	This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2	This statement does /~~does not~~* (delete one) give a true and fair view of the matters disclosed.

Sign here:		Date: 31 October 2006
(Company secretary)

Print name:	David McGarvey

+ See chapter 19 for defined terms.

Appendix 4C Page 4	30/9/2001

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Notes

1.	The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2.	The definitions in, and provisions of, AASB 1026: Statement of Cash Flows apply to this report except for the paragraphs of the Standard set out below.

•	6.2	reconciliation of cash flows arising from operating activities to operating profit or loss
•	9.2	itemised disclosure relating to acquisitions
•	9.4	itemised disclosure relating to disposals
•	12.1(a)	policy for classification of cash items
•	12.3	disclosure of restrictions on use of cash
•	13.1	comparative information

3.	Accounting Standards. ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

30/9/2001	Appendix 4C Page 5

ASX/NASDAQ Media release	25 October 2006

PHARMAXIS’ ARIDOL GAINS SWEDISH APPROVAL

AUSTRALIAN-MADE THERAPEUTIC PRODUCT GOES GLOBAL

Pharmaceutical company Pharmaxis (ASX:PXS, NASDAQ:PXSL) today announced that it has received marketing approval for its asthma diagnostic and management product Aridol in Sweden, a crucial market for gaining wider European approval.

Following the Swedish registration, Pharmaxis will seek marketing of Aridol in the 27 other European Union member states via the mutual recognition procedure. Individual approvals are expected from early next year.

Aridol is Australia’s first true molecule-to-market therapeutic product – discovered, developed, manufactured and marketed over 12 years by wholly Australian interests. The exhaustive clinical trials were generously assisted by Australian Government research grants, including the current P3 Scheme.

A simple-to-use airways inflammation test, Aridol is administered as a dry powder in a hand-held inhaler. It is approved in Sweden to identify patients with asthma, determine the severity of their disease and the effectiveness of their current treatment.

Pharmaxis CEO Dr Alan Robertson said the Swedish approval opens the door for Aridol to reach asthma patients worldwide.

“The Swedish registration marks an exciting and historic milestone for Pharmaxis, extending our footprint into the important European market.”

“It is equally thrilling to be bringing a truly Australian-made pharmaceutical discovery to the world – and the first indirect bronchial provocation test registered in Europe. Over coming years, we are optimistic Aridol will become established as the yardstick by which asthma is assessed globally.”

Asthma affects 52 million people worldwide, many of whom may be receiving inappropriate medication because of the absence of an objective test - until now. Asthma cost the US healthcare system alone US$15 billion in 2004. In 2003, asthma claimed 400 Australian and 4,500 US lives. Use of Aridol can improve patients’ wellbeing and reduce the cost of asthma to healthcare systems.

/over

Clinical trial results suggest that 25% of asthmatic patients are being treated with incorrect dosages of asthma medication, and up to 17% could reduce their medication without adverse effects.

Aridol’s global revenue potential is projected at $250 million a year. Distribution partners have been established for Scandinavia, Italy, Greece, Switzerland and other countries in anticipation of the EU approval. Following approval from the relevant authorities, Pharmaxis will work closely with distributors over the coming year to achieve a successful uptake of Aridol in the important European market.

To find out more about Pharmaxis, go to http://www.pharmaxis.com.au.

- ends -

SOURCE:	Pharmaxis Ltd, Sydney, Australia
CONTACT:	Alan Robertson - Chief Executive Officer Ph: +61 2 9454 7200, Email: arobertson@pharmaxis.com.au

RELEASED THROUGH:

United States: Brandon Lewis, Trout Group, +1 212 477 9007 or email blewis@troutgroup.com

Australia: Virginia Nicholls, ph +61 417 610 824

About Aridol

Asthma is among the top 10 most commonly cited reasons for consulting a General Practitioner (GP). Yet GPs currently rely upon older tests that are often inaccurate and cumbersome to assess airway inflammation in patients with asthma. The simple 15 minute test uses a patented formulation of mannitol processed into a respirable powder. The test requires the patient to inhale increasing doses of Aridol, which causes the airways to narrow and contract that is simply detected by measuring the amount of air a person can exhale in one second. The smaller the dose required to cause contraction, the more severe the patient’s asthma diagnosis. People without airway inflammation do not respond to an Aridol challenge test. Doctors can use the results of this test to measure asthma severity and help guide treatment.

About Pharmaxis

Pharmaxis (ACN 082 811 630) is a specialist pharmaceutical company involved in the research, development and commercialization of therapeutic products for chronic respiratory and autoimmune diseases. Its development pipeline of products include AridolTM for the management of asthma, BronchitolTM for cystic fibrosis and chronic obstructive pulmonary disease (COPD) and PXS64 for the treatment of multiple sclerosis.

Founded in 1998, Pharmaxis was listed on the Australian Stock Exchange in November 2003 (symbol PXS), and on NASDAQ (symbol PXSL) in August 2005. The company is headquartered in Sydney at its TGA-approved manufacturing facilities. For more information about Pharmaxis, go to www.pharmaxis.com.au or contact Jane Sugden, Investor Relations +61 2 9454 7230.

Forward-Looking Statements

The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this press release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this press release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

27 October 2006

Manager of Company Announcements

Australian Stock Exchange

Exchange Centre

Level 3

20 Bridge Street

Sydney 2000

Dear Sir/Madam,

Annual General Meeting of Pharmaxis Ltd (“Company”)

Outcome of Resolutions

In accordance with ASX Listing Rule 3.13.2, the Company advises the outcomes in respect of the resolutions put to the annual general meeting of the Company held at 2.30 pm on 26 October 2006.

Item 2 relating to the approval of the remuneration report was passed as an ordinary resolution unanimously on a show of hands.

Items 3 and 4 relating to the reappointment of Dr Peter Farrell and Mr Denis Hanley as directors of the Company were passed as an ordinary resolution unanimously on a show of hands.

Item 5 relating to the remuneration of non executive directors was passed as an ordinary resolution unanimously on a show of hands.

Items 6 to 10b relating to the grant and future grant of options to directors of the Company were passed as ordinary resolutions unanimously on a show of hands.

Item 11 relating to the renewal of the proportional takeover provision was passed as an ordinary resolution unanimously on a show of hands.

Enclosed with this letter are details of the proxies received in connection with the annual general meeting.

Sincerely,

David McGarvey Company Secretary

Pharmaxis Ltd	Unit 2, 10 Rodborough Road	T 02 9454 7200
ABN 75 082 811 630	Frenchs Forest NSW 2086	F 02 9451 3622
	Australia	www.pharmaxis.com.au

PHARMAXIS LTD

2006 Annual General Meeting

Chairman’s Address

In 2002 your company first started working on the lung function test we now know as Aridol after concluding a licensing agreement with the Sydney South West Area Health Service. Since then we have set up our TGA registered manufacturing facility, manufactured product for clinical trial use, undertaken extensive safety studies, completed a 650 patient clinical trial involving 13 hospitals throughout Australia, reported and published the findings of the trial and filed marketing applications in Australia and Europe. In March of this year, a busy four and a half years later, we received approval to sell Aridol in Australia – a defining moment in the evolution of our company. Our first Aridol sale was booked in June.

On the international front we established Pharmaxis UK Limited, a European Pharmaxis presence to manage our commercial operations in Europe and the increasing number of international clinical trials. We have so far appointed four marketing/distribution partners in Europe with more to come. Yesterday’s announcement of Swedish approval will allow us to shortly book our first European sale of Aridol.

Aridol has demonstrated the capability of your management team to negotiate the very complex path to the approval of a new therapeutic agent.

Coming up very fast behind Aridol, is Bronchitol, a product with an even brighter future. Bronchitol addresses a number of patient populations totaling over 31 million people and operates in a very favourable competitive climate. The first of the pivotal phase 3 registration trials for Bronchitol has begun and I recommend to shareholders that they take note of the progress of those trials as they each represent uses for Bronchitol which I expect would surpass the market potential of Aridol.

To complement our Australian listing your company listed on the U.S. Nasdaq exchange in August 2005, and then proceeded with an A$87 million capital raising simultaneously completed in both Australia and the U.S. Access to, and recognition by, the large US capital markets are an important component of building an international pharmaceutical business. Significantly, as a result of this transaction Pharmaxis has sufficient funds to complete the clinical programs and international commercial launch of Aridol, Bronchitol for cystic fibrosis and Bronchitol for bronchiectasis.

Your Board of Directors has also commenced a process of transformation during the year. It now comprises a majority of independent directors. Following the appointment of Dr Peter Farrell, Dr Carrie Hillyard and Dr Brett Charlton stepped down from the Board and Ms Brigitte Smith retires at the conclusion of today’s meeting. Brett was a founding director and continues as a full time executive of the company, overseeing our extensive clinical program. Carrie originally joined the board in 2002 as representative of a venture capital fund shareholder of which she is a partner. Brigitte joined the Board in 1999 when the venture capital fund of which

Pharmaxis Ltd	Unit 2, 10 Rodborough Road	T 02 9454 7200
ABN 75 082 811 630	Frenchs Forest NSW 2086	F 02 9451 3622
	Australia	www.pharmaxis.com.au

she is a partner, made the seed investment in Pharmaxis. Both Carrie and Brigitte’s funds helped with subsequent fund raisings, particularly their investment in our initial public offering in 2003. On your behalf I thank Brigitte, Brett and Carrie for their contribution to the company and the board over these crucial formative years of the company.

2006 has been a year of significant achievement and transformation for our company. We have a team of excellent people with a track record of delivery. We have products that change people’s lives. We have the financial resource to progress our work.

I remain personally confident that our company will continue to achieve its milestones and so help many patients whose quality of life is not what it might be. At the same time I am also confident that this good work will deliver appreciating value to you our investors and enable Pharmaxis to become a truly significant pharmaceutical business.

Your Chief Executive Officer and Managing Director, Dr Alan Robertson in his presentation will be providing a brief review of where we find ourselves at this point in time and some insight into the scope of the opportunity in front of us.

Your CFO, Mr. David McGarvey will give an overview of the company’s financial position.

On your behalf, I want to thank your Board for their oversight and strategic direction of our company. Also on your behalf, I would also like to thank your management and staff for delivering the success we are enjoying.

Denis M Hanley
Chairman
26 October 2006

ASX/NASDAQ Media release	19 October 2006

PHARMAXIS APPOINTS ARIDOL DISTRIBUTOR FOR ITALY

Pharmaxis (ASX:PXS, NASDAQ: PXSL) today announced that it had contracted Italchimici SpA to market and distribute its asthma diagnostic and management tool, Aridol, in Italy. Pharmaxis is awaiting marketing authorisation for Aridol in Europe.

Dr Alan Robertson, Pharmaxis CEO said “The agreement with Italchimici provides us with direct access to an established and extensive network of asthma and allergy specialists in one of the largest markets in Europe. Italchimici, like other partners already announced for Scandinavia, Switzerland and Greece, was selected on the basis of their complementary range of respiratory products, excellent local knowledge and the dedicated resources they can commit to making Aridol a success.”

Bill Garrow, Italchimici Managing Director said: “Italchimici has a long and proud heritage in respiratory medicine and Aridol will be a perfect addition to our portfolio. We look forward to working with Pharmaxis and contributing to the overall success of Aridol in the Europe.”

Pharmaxis lodged its application for regulatory and marketing approval of Aridol with the Swedish Medical Products Agency (MPA) in May 2005, and anticipates registration for Aridol in 2006. Following Swedish registration, Pharmaxis will seek approval of Aridol in the 27 other European member states via the mutual recognition procedure.

To find out more about Pharmaxis, go to http://www.pharmaxis.com.au ends#

SOURCE:	Pharmaxis Ltd, Sydney, Australia
CONTACT:	Alan Robertson - Chief Executive Officer
Ph: +61 2 9454 7200, Fax +61 2 9451 3622

RELEASED THROUGH:

United States:

Brandon Lewis, Trout Group, +1 212 477 9007 or email blewis@troutgroup.com

Australia:

Ashley Rambukwella, Financial & Corporate Relations Pty Ltd. Ph: +61 2 8264 1004 or

+61 407 231 282 or a.rambukwella@fcr.com.au

About Pharmaxis

Pharmaxis (ACN 082 811 630) is a specialist pharmaceutical company involved in the research, development and commercialization of therapeutic products for chronic respiratory and autoimmune diseases. Its development pipeline of products include Aridol™ for the management of asthma, Bronchitol™ for cystic fibrosis and chronic obstructive pulmonary disease (COPD) and PXS64 for the treatment of multiple sclerosis.

Founded in 1998, Pharmaxis was listed on the Australian Stock Exchange in November 2003 (symbol PXS), and on NASDAQ (symbol PXSL) in August 2005. The company is headquartered in Sydney at its TGA-approved manufacturing facilities. For more information about Pharmaxis, go to www.pharmaxis.com.au or contact Jane Sugden, Investor Relations +61 2 9454 7230.

About Italchimici SpA

Rome-based Italchimici SpA is a private Italian pharmaceutical company specializing in the manufacture and marketing of respiratory and gastrointestinal prescription medicines. Founded in the 1960s, later part of the Fisons Plc group, and re-privatised in 1996 following a management buyout, it has continued the specialisation in asthma and allergy which has characterised the company’s history.

About Aridol

Asthma is among the top 10 most commonly cited reasons for consulting a physician. Yet physicians currently rely upon complex laboratory tests when trying to confirm the diagnosis for a possible asthmatic patient.

The lung function test, Aridol, has been developed by Australian researchers and Pharmaxis Ltd. It was registered by the Australian Therapeutic Goods Administration (TGA) in March 2006 to identify bronchial hyperresponsiveness in patients with asthma.

The simple test uses a patented formulation of mannitol processed into a respirable dry powder. The test requires the patient to inhale increasing doses of Aridol, which causes the airways to narrow and contract. The changes in the airways are simply detected by measuring the amount of air a person can exhale in one second. It has been demonstrated that when airway inflammation has been reduced following treatment, the dose of Aridol to cause contraction increases. This may assist doctors in making decisions on how to treat the patient.

Forward-Looking Statements

The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this press release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this press release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARMAXIS LTD

Date:	October 31, 2006	By:	/s/ David M. McGarvey
David M. McGarvey
Chief Financial Officer